Exhibit 99.1

The following consolidated financial data should be read in conjunction with our consolidated financial statements, related notes and other financial information filed as Exhibit 99.2 and 99.3 hereto. Information for all periods presented has been updated to reflect the effects of discontinued operations in accordance with SFAS No. 144.

SELECTED FINANCIAL DATA.

	(in thousands, except per share amounts)
	Fiscal Years Ended September 30,
	1999	2000	2001	2002	2003
Statement of Operations Data:
Net sales:
Equipment	$269,854	$692,062	$249,952	$169,469	$198,447
Packaging materials	124,450	185,570	150,945	157,176	174,471
Test (1)	—	—	116,890	114,698	104,882
Corporate and other (2)	—	—	595	222	135

Total net sales	394,304	877,632	518,382	441,565	477,935

Cost of goods sold:
Equipment	188,958	419,732	166,359	142,965	129,092
Packaging materials	90,326	130,548	110,570	118,080	132,779
Test (1)	—	—	84,401	79,686	87,856
Corporate and other (2)	—	—	—	14	—

Total cost of goods sold (1)	279,284	550,280	361,330	340,745	349,727

Operating expenses:
Equipment	92,157	120,244	105,609	91,966	67,332
Packaging materials	23,500	32,876	31,088	32,578	25,773
Test	—	—	66,148	130,077	44,218
Corporate and other(2)	15,066	29,380	34,234	66,883	15,539

Total operating expenses (1) (3)	130,723	182,500	237,079	321,504	152,862

Income (loss) from continuing operations:
Equipment	(11,261)	152,086	(22,016)	(65,462)	2,023
Packaging materials	10,624	22,146	9,287	6,518	15,919
Test	—	—	(33,659)	(95,065)	(27,192)
Corporate and other (2)	(15,066)	(29,380)	(33,639)	(66,675)	(15,404)

Income (loss) from continuing operations (1) (2)	(15,703)	144,852	(80,027)	(220,684)	(24,654)

Interest income(expense),net	3,539	4,782	(5,542)	(14,941)	(16,491)
Equity in loss of joint venture (4)	(837)	(1,221)	—	—	—
Loss on sale of product lines	—	—	—	—	(5,257)
Other income and minority interest	—	—	8,022	2,010	—

Income(loss) from continuing operations before taxes and cumulative effect of change in accounting principle	(13,001)	148,413	(77,547)	(233,615)	(46,402)
Provision (benefit) for income taxes from continuing operations(5)	(3,963)	41,712	(21,468)	32,561	7,594
Loss from discontinued operations, net of tax (1)	(7,908)	(3,456)	(1,009)	(7,939)	(22,693)
Cumulative effect of change in accounting principle, net of tax	—	—	(8,163)	—	—

Net income(loss)	(16,946)	103,245	(65,251)	(274,115)	(76,689)
Addback:
Goodwill amortization, net of tax (9)	1,689	1,873	9,587	—	—

Pro forma net income (loss) (9)	$(15,257)	$105,118	$(55,664)	$(274,115)	$(76,689)

	(in thousands, except per share amounts)
	Fiscal Years Ended September 30,
	1999	2000	2001	2002	2003
Income (loss) from continuing operations before cumulative effect of change in accounting principle per share: (6)
Basic	$(0.19)	$2.23	$(1.15)	$(5.41)	$(1.09)
Diluted	$(0.19)	$1.96	$(1.15)	$(5.41)	$(1.09)

Discontinued operations, net of tax per share: (6)
Basic	$(0.17)	$(0.07)	$(0.02)	$(0.16)	$(0.46)
Diluted	$(0.17)	$(0.06)	$(0.02)	$(0.16)	$(0.46)

Cumulative effect of change in accounting principle, net of tax per share: (6)
Basic	$—	$—	$(0.17)	$—	$—
Diluted	$—	$—	$(0.17)	$—	$—

Net income (loss) per share: (6)
Basic	$(0.36)	$2.15	$(1.34)	$(5.57)	$(1.54)
Diluted	$(0.36)	$1.90	$(1.34)	$(5.57)	$(1.54)

Goodwill amortization, net of tax per share: (6) (9)
Basic	$0.04	$0.04	$0.20	$—	$—
Diluted	$0.04	$0.03	$0.20	$—	$—

Pro forma net income (loss) per share: (6) (9)
Basic	$(0.32)	$2.19	$(1.14)	$(5.57)	$(1.54)
Diluted	$(0.32)	$1.93	$(1.14)	$(5.57)	$(1.54)

Shares used in per common share calculations:(6)
Basic	46,846	47,932	48,877	49,217	49,695
Diluted	46,846	56,496	48,877	49,217	49,695

Balance Sheet Data:
Cash, cash equivalents and short-term investments	$39,345	$316,619	$202,928	$111,300	$73,051
Working capital	167,131	471,338	265,355	159,813	125,829
Total assets	378,145	731,502	777,426	538,682	442,861
Long-term debt (7) (8)	—	175,000	301,511	300,393	300,338
Shareholders’ equity	274,776	405,342	338,547	69,323	97

(1)	During fiscal 2003, we recorded the following charges as operating expenses in continuing operations: asset impairment of $3.6 million, $1.7 million was associated with the discontinuation of a test product, $1.2 million was due to the reduction in size of a test facility in Dallas, Texas, and $730 thousand resulted from the write-down of assets that were sold and assets that became obsolete; $5.2 million of severance associated with workforce reductions; and charges for inventory write-downs of $5.1 million (to costs of goods sold). We recorded the following charges in discontinued operations: asset impairment of $6.9 million associated with the write-down of the assets of our flip chip business unit to realizable value and goodwill impairment of $5.7 million associated with our flip chip reporting unit.

During fiscal 2002, we recorded the following charges as operating expenses: goodwill impairment of $74.3 million associated with our test and hub blade business units; asset impairment of $31.6 million primarily due to the cancellation of a company-wide integrated information system, the closure of our high density interconnect substrate business and the write-off of development and license costs of certain engineering and manufacturing software; $19.7 million of resizing charges comprised primarily of severance and contractual commitments associated with reductions in workforce and our closed and consolidated businesses; and $5.0 million of severance associated with workforce reductions in our continuing businesses. In fiscal 2002, we also recorded charges for inventory write-downs of $14.4 million (to costs of goods sold), $5.2 million of which was due to the discontinuance of a product.

During the first quarter of fiscal 2001, we purchased all the outstanding stock of Cerprobe Corporation and Probe Technology Corporation. As a result of these acquisitions, during the year ended September 30, 2001, we recorded a pre-tax charge of approximately $11.7 million for the write-off of in-process research and development. We also recorded charges of $19.9 million (to costs of goods sold) for inventory write-downs, $4.2 million for severance for the elimination of 511 positions and other related charges associated with a resizing of our workforce, $800 thousand for asset impairment charges, and non-recurring other income of $8.0 million as the result of an insurance settlement. In fiscal 2001, we also adopted SAB 101, resulting in a cumulative effect of an accounting change charge of $8.2 million, net of tax. Additionally, cost of goods sold for the year ended September 30, 2001 includes $4.2 million of acquisition related inventory step-up costs.

(2)	Corporate and other included the sales and expenses from ther Compnay’s former high density substrate business and corporate activities.

(3)	In fiscal 2000, operating expense included the write-off of our investment in our Advanced Polymer Solutions joint venture in the amount of $3.9 million and the reversal into income of $2.5 million of the severance reserve that we established in fiscal 1999 for the elimination of approximately 230 positions associated with the relocation of our automatic ball bonder manufacturing from the United States to Singapore. In fiscal 1999, we purchased the advanced substrate technology and fixed assets used in the design, development and manufacture of laminate substrates for $8.0 million. As a result of this purchase, we recorded a pre-tax charge of approximately $3.9 million for the write-off of in-process research and development. During fiscal 1999, we also recorded a pre-tax charge for severance of approximately $4.0 million and asset write-off costs of approximately $1.6 million in connection with the above-mentioned move to Singapore. In fiscal 1999, we also recorded approximately $0.4 million for severance related to the reduction in workforce that began in fiscal 1998.

(4)	Equity in loss of joint ventures consists of our share of the loss of Advanced Polymer Solutions, LLC, a 50% owned joint venture which has been dissolved.

(5)	In fiscal 2003, we recorded a valuation allowance against our deferred tax asset consisting primarily of U.S. net operating loss carryforwards of $12.1 million. In fiscal 2002 we recorded a valuation allowance against our deferred tax asset consisting primarily of U.S. net operating loss carryforwards of $65.3 million and a charge of $25.0 million to provide for tax expense on repatriation of certain foreign earnings.

(6)	On June 26, 2000, the Company’s Board of Directors approved a two-for-one stock split of its common stock. Pursuant to the stock split, each shareholder of record at the close of business on July 17, 2000 received one additional share for each common share held at the close of business on that date. The additional shares were distributed on July 31, 2000. All prior period earnings per share amounts have been restated to reflect the two-for-one stock split. For fiscal years 1999, 2001, 2002 and 2003 only the common shares outstanding have been used to calculate both the basic earnings per common share and diluted earnings per common share because the inclusion of potential common shares would be anti-dilutive due to the net losses reported in those years. The after-tax interest expense recognized in fiscal 2000 associated with the 4 3/4% Convertible Subordinated Notes due 2006 that was added back to net income in order to compute diluted net income per share was $4.3 million.

(7)	Does not include letters of credit or foreign exchange contract obligations.

(8)	In August 2001, we issued $125.0 million in principal amount of 5 1/4% Convertible Subordinated Notes due 2006. In December 1999, we issued $175.0 million in principal amount of 4 3/4% Convertible Subordinated Notes due 2006.

(9)	Reflects pro-forma results as if the adoption of SFAS 142 Goodwill and Intangible Assets had occurred at October 1, 1998. The adjustments reflect an add-back of amortization expense related to goodwill, net of tax, which would not have occurred under the provisions of the standard. As part of the adoption of SFAS 142, there were no indefinite lived intangibles identified, and there was no change to the estimated useful lives of existing intangible assets.

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